MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS AT MARCH 31 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

 REF                     CONCEPTS                           CURRENT YEAR              PREVIOUS YEAR
S                                                          Amount        %            Amount        %
-----------------------------------------------------------------------------------------------------
    1    TOTAL ASSETS .............................       33,274,177    100         33,565,848    100
    2    CURRENT ASSETS ...........................       18,081,887     54         18,961,033     56
    3    CASH AND CASH EQUIVALENT..................        4,524,804     14          6,438,310     19
    4    TRADE AND CONTRACT RECIVABLES(NET) .......        9,406,763     28          9,150,217     27
    5    OTHER RECEIVABLES ........................        1,119,280      3          1,031,686      3
    6    INVENTORIES ..............................        1,990,162      6          1,542,302      5
    7    OTHER CURRENT ASSETS .....................        1,040,878      3            798,518      2
    8    LONG-TERM ASSETS .........................       11,376,090     34         11,526,655     34
    9    TRADE AND CONTRACT RECIVABLES (NET) ......        3,066,843      9          3,486,711     10
   10    INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES ..............          232,927      1            364,287      1
   11    OTHER INVESTMENTS ........................        8,076,320     24          7,675,657     23
   12    PROPERTY, PLANT AND EQUIPMENT ............        3,040,986      9          2,513,370      7
   13    PROPERTY .................................        2,017,525      6          1,985,291      6
   14    MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .        2,057,956      6          1,783,581      5
   15    OTHER EQUIPMENT ..........................          591,012      2            538,565      2
   16    ACCUMULATED DEPRECIATION .................        1,794,284      5          1,990,122      6
   17    CONSTRUCTION IN PROGRESS .................          168,777      1            196,055      1
   18    INTANGIBLE AND DEFERRRED ASSETS(NET) .....          292,312      1            374,879      1
   19    OTHER ASSETS .............................          482,902      1            189,911      1

   20    TOTAL LIABILITIES ........................       18,750,764    100         19,945,027    100
   21    CURRENT LIABILITIES ......................       10,380,340     55         12,452,746     62
   22    ACCOUNTS PAYABLES ........................        2,968,876     16          2,376,030     12
   23    BANK LOANS ...............................        2,491,417     13          4,730,844     24
   24    STOCK MARKET LOANS .......................           88,374      0             93,177      0
   25    TAXES OTHER THAN INOOME TAX ..............          153,405      1            159,550      1
   26    OTHER CURRENT LIABILITIES ................        4,678,268     25          5,093,145     26
   27    LONG-TERM LIABILITIES ....................        7,702,741     41          6,791,163     34
   28    BANK LOANS ...............................        2,446,523     13          1,525,296      8
   29    STOCK MARKET LOANS .......................        5,003,204     27          5,126,394     26
   30    OTHER LOANS ..............................          253,014      1            139,473      1
   31    DEFERRED LOANS ...........................           16,679      0              6,528      0
   32    OTHER NON CURRENT LIABILITIES ............          651,004      3            694,590      3

   33    STOCK HOLDERS' EQUITY ....................       14,523,413    100         13,620,821    100
   34    MINORITY INTEREST ........................        4,755,327     33          4,440,538     33
   35    MAJORITY INTEREST ........................        9,768,086     67          9,180,283     67
   36    CONTRIBUTED CAPITAL ......................        7,649,472     53          7,782,082     57
   79    COMMON STOCK .............................        5,933,517     41          6,092,329     45
   39    ADDITIONAL PAID IN CAPITAL ...............        1,715,955     12          1,689,753     12
   40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                0      0                  0      0
   41    CAPITAL INCREASE (DECREASE) ..............        2,118,614     15          1,398,201     10
   42    RETAINED EARNINGS AND CAPITAL RESERVE ....        2,144,902     15          1,524,024     11
   44    INSUFFIENCY FROM RESTATEMENT OF CAPITAL ..          -26,288      0           -125,823     -1
   80    SHARES REPURCHASED .......................                0      0                  0      0

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                        CURRENT YEAR               PREVIOUS YEAR
S                                                           Amount       %            Amount       %
-----------------------------------------------------------------------------------------------------
    3    CASH AND CASH EQUIVALENT .................        4,524,804    100          6,438,310    100
   46    CASH .....................................        1,155,138     26          1,595,219     25
   47    SHORT-TERM INVESTMENTS ...................        3,369,666     74          4,843,091     75

    7    OTHER CURRENT ASSETS .....................        1,040,878    100            798,518    100
   81    DERIVATIVE FINANCIAL INSTRUMENTS .........                0      0                  0      0
   82    DISCONTINUED OPERATIONS ..................                0      0                  0      0
   83    OTHER ....................................        1,040,878    100            798,518    100

   18    DEFERRED ASSETS (NET) ....................          292,312    100            374,879    100
   48    AMORTIZED OR REDEEMED EXPENSES ...........          292,312    100            374,879    100
   49    GOODWILL .................................                0      0                  0      0
   51    OTHERS ...................................                0      0                  0      0

   19    OTHER ASSETS .............................          482,902    100            189,911    100
   84    INTANGIBLE ASSET FROM LABOR OBLIGATIONS...          390,845     81             91,345     48
   85    DERIVATIVE FINANCIAL INSTRUMENTS .........           38,304      8             80,595     42
   50    DEFERRED TAXES ...........................                0      0             17,971      9
   86    DISCONTINUED OPERATIONS ..................                0      0                  0      0
   87    OTHER ....................................           53,753     11                  0      0

   21    CURRENT LIABILITIES ......................       10,380,340    100         12,452,746    100
   52    FOREING CURRENCY LIABILITIES .............        4,963,377     48          7,176,472     58
   53    MEXICAN PESOS LIABILITIES ................        5,416,963     52          5,276,274     42

   26    OTHER CURRENT LIABILITIES ................        4,678,268    100          5,093,145    100
   88    DERIVATIVE FINANCIAL INSTRUMENTS .........                0      0                  0      0
   89    INTEREST LIABILITIES .....................                0      0                  0      0
   68    PROVISIONS ...............................        2,130,965     46          2,005,452     39
   90    DISCONTINUED OPERATIONS ..................                0      0                  0      0
   58    OTHER CURRENT LIABILITIES ................        2,547,303     54          3,087,693     61

   27    LONG-TERM LIABILITIES ....................        7,702,741    100          6,791,163    100
   59    FOREING CURRENCY LIABILITIES .............        6,393,751     83          5,923,288     87
   60    MEXICAN PESOS LIABILITIES ................        1,308,990     17            867,875     13

   31    DEFERRED LOANS ...........................           16,679    100              6,528    100
   65    NEGATIVE GOODWILL ........................                0      0                  0      0
   67    OTHERS ...................................           16,679    100              6,528    100

   32    OTHER LIABILITIES ........................          651,004    100            694,590    100
   66    DEFERRED TAXES ...........................                0      0             62,803      9
   91    OTHER LIABILITIES IN RESPECT
          OF SOCIAL INSURANCE......................          205,806     32            165,780     24
   92    DISCONTINUED OPERATIONS ..................                0      0                  0      0
   69    OTHERS LIABILITIES .......................          445,198     68            466,007     67

   79    CAPITAL STOCK ............................        5,933,517    100          6,092,329    100
   37    CAPITAL STOCK (NOMINAL) ..................        5,646,194     95          5,630,531     92
   38    RESTATEMENT OF CAPITAL STOCK .............          287,323      5            461,798      8

   42    RETAINED EARNINGS AND CAPITAL RESERVE ....        2,144,902    100          1,524,024    100
   93    LEGAL RESERVE ............................          186,332      9            192,538     13
   43    RESERVE FOR REPURCHASE OF SHARES .........          676,531     32            634,230     42
   94    OTHER RESERVES ...........................                0      0                  0      0
   95    RETAINED EARNINGS ........................        1,258,335     59            548,397     36
   45    NET INCOME FOR THE YEAR ..................           23,704      1            148,859     10

   44    OTHER ACCUMULATED COMPREHENSIVE RESULT           -26,288    100           -125,823    100
   70    ACCUMULATED INCOME DUE TO MONETARY POSITION               0      0                  0      0
   71    INCOME FROM NON-MONETARY POSITION ASSETS .                0      0                  0      0
   96    CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATI   -22,783     87           -107,349     85
   97    CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTR         0      0                  0      0
   98    CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                0      0                  0      0
   99    LABOR OBLIGATION ADJUSTMENT ..............           -3,505     13            -18,474     15
  100    OTHER ....................................                0      0                  0      0

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                        CONCEPTS                      CURRENT YEAR                          PREVIOUS YEAR
S                                                              Amount                                 Amount
------------------------------------------------------------------------------------------------------------
   57    OTHER CURRENT LIABILITIES WITH COST ......            68,816                                 66,986
   63    OTHER LOANS WITH COST ....................           253,014                                139,473
   72    WORKING CAPITAL ..........................         7,701,547                              6,508,287
   73    PENSIONS FUND AND SENIORITY PREMIUMS .....            10,061                                  5,540
   74    EXECUTIVES (*) ...........................                64                                     67
   75    EMPLOYERS (*) ............................             3,939                                  4,601
   76    WORKERS (*) ..............................            13,876                                 13,276
   77    CIRCULATION SHARES (*) ...................       405,356,772                            402,994,695
   78    REPURCHASED SHARES (*) ...................                 0                                      0
  101    RESTRICTED CASH ..........................         2,652,720                                928,574
  102    NET DEBT OF NON CONSOLIDATED COMPANIES ...                 0                                      0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                       CURRENT YEAR              PREVIOUS YEAR
R                                                            Amount      %            Amount       %
-----------------------------------------------------------------------------------------------------
    1    NET SALES ................................        4,713,023    100          4,877,628    100
    2    COST OF SALES ............................        4,025,780     85          4,115,785     84
    3    GROSS PROFIT .............................          687,243     15            761,843     16
    4    GENERAL EXPENSES..........................          422,942      9            378,657      8
    5    OPERATING INCOME .........................          264,301      6            383,186      8
    6    FINANCING COST, NET. .....................          140,201      3              8,722      0
    7    INCOME AFTER FINANCING COST ..............          124,100      3            374,464      8
    8    OTHER (INCOME) EXPENSE, NET...............          -32,529     -1             42,482      1
         SPECIAL ITEMS ............................                0      0                  0      0
    9    INCOME BEFORE TAXES AND STATUTORY
          EMPLOYEE PROFIT SHARING..................          156,629      3            331,982      7
   10    INCOME TAX EXPENSE AND STATUTORY
         EMPLOYEE PROFIT SHARING...................           15,186      0            103,391      2
   11    NET INCOME AFTER TAXES AND STATUTORY
          EMPLOYEE PROFIT SHARING..................          141,443      3            228,591      5
   12    SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATED ..............           -2,215      0              2,184      0
   13    CONSOLIDATED NET INCOME OF CONTINUOUS ....          139,228      3            230,775      5
   14    INCOME OF DISCONTINUOUS OPERATIONS .......                0      0                  0      0
   15    CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS ......................          139,228      3            230,775      5
   16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                 0      0                  0      0
   17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES .........                0      0                  0      0
   18    NET CONSOLIDATED INCOME ..................          139,228      3            230,775      5
   19    NET INCOME OF MINORITY INTEREST ..........          115,524      2             81,916      2
   20    NET INCOME OF MAJORITY INTEREST ..........           23,704      1            148,859      3

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                          CURRENT YEAR             PREVIOUS YEAR
R                                                           Amount       %            Amount       %
-----------------------------------------------------------------------------------------------------
   1     NET SALES ................................       4,713,023     100         4,877,628     100
  21     DOMESTIC .................................       3,831,995      81         4,462,312      91
  22     FOREIGN ..................................         881,028      19           415,316       9
  23     TRANSLATED INTO DOLLARS (***) ............          79,870       2            38,350       1

   6     TOTAL FINANCING COST .....................         140,201     100             8,722     100
  24     INTEREST PAID ............................         292,323     209           111,048    1273
  42     LOST IN RESTATEMENT OF UDIS ..............               0       0                 0       0
  45     OTHER FINANCE COSTS ......................               0       0                 0       0
  26     INTEREST EARNED ..........................         107,863      77           107,618    1234
  46     OTHER FINANCIAL PRODUCTS .................               0       0                 0       0
  25     EXCHANGE LOSSES ..........................         -72,476     -52            -6,488     -74
  28     GAIN DUE TO MONETARY POSITION ............          28,217      20            11,780     135

  10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING       15,186     100           103,391     100
  32     INCOME TAX ...............................          50,814     335            11,092      11
  33     DEFERED INCOME TAX .......................         -35,628    -235            92,299      89
  34     WORKERS' PROFIT SHARING ..................               0       0                 0       0
  35     DEFERED WORKERS' PROFIT SHARING ..........               0       0                 0       0


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                    CURRENT YEAR            PREVIOUS YEAR
R                                                           Amount                    Amount
-----------------------------------------------------------------------------------------------
   36    TOTAL SALES ..............................       4,723,073                  4,790,520
   37    NET INCOME OF THE YEAR ...................        -288,476                   -285,592
   38    NET SALES (**) ...........................      21,442,932                 19,894,693
   39    OPERATION INCOME (**) ....................       1,514,739                  1,277,323
   40    NET INCOME OF MAYORITY INTEREST(**) ......         526,190                    603,301
   41    NET CONSOLIDATED INCOME (**) .............         904,056                    896,090
   47    OPERATIVE DEPRECIATION AND ACCUMULATED....         177,241                    223,825


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                      CURRENT YEAR               PREVIOUS YEAR
RT                                                          Amount       %            Amount       %
-----------------------------------------------------------------------------------------------------
    1    NET SALES ................................       4,713,023     100          4,877,628    100
    2    COST OF SALES ............................       4,025,780      85          4,115,785     84
    3    GROSS INCOME .............................         687,243      15            761,843     16
    4    OPERATING ................................         422,942       9            378,657      8
    5    OPERATING INCOME .........................         264,301       6            383,186      8
    6    TOTAL FINANCING COST .....................         140,201       3              8,722      0
    7    INCOME AFTER FINANCING COST ..............         124,100       3            374,464      8
    8    OTHER FINANCIAL OPERATIONS ...............         -32,529      -1             42,482      1
   44    SPECIAL ITEMS ............................               0       0                  0      0
    9    INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING ..................................         156,629       3            331,982      7
   10    RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING ..................................          15,186       0            103,391      2
   11    NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING ..................................         141,443       3            228,591      5
   12    SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES ..............          -2,215       0              2,184      0
   13    CONSOLIDATED NET INCOME OF CONTINUOUS ....         139,228       3            230,775      5

   14    INCOME OF DISCONTINUOUS OPERATIONS .......               0       0                  0      0
   15    CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS ......................         139,228       3            230,775      5
   16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                0       0                  0      0
   17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES .........               0       0                  0      0
   18    NET CONSOLIDATED INCOME ..................         139,228       3            230,775      5
   19    NET INCOME OF MINORITY INTEREST ..........         115,524       2             81,916      2
   20    NET INCOME OF MAJORITY INTEREST ..........          23,704       1            148,859      3


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

 REF                       CONCEPTS                         CURRENT YEAR              PREVIOUS YEAR
RT                                                            Amount     %            Amount      %
-----------------------------------------------------------------------------------------------------
    1    NET SALES ................................         4,713,023   100         4,877,628    100
   21    DOMESTIC .................................         3,831,995    81         4,462,312     91
   22    FOREIGN ..................................           881,028    19           415,316      9
   23    TRANSLATED INTO DOLLARS (***) ............            79,870     2            38,350      1

    6    TOTAL FINANCING COST .....................           140,201   100             8,722    100
   24    INTEREST PAID ............................           292,323   209           111,048   1273
   42    LOST IN RESTATEMENT OF UDIS ..............                 0     0                 0      0
   45    OTHER FINANCE COSTS ......................                 0     0                 0      0
   26    INTEREST EARNED ..........................           107,863    77           107,618   1234
   46    OTHER FINANCIAL PRODUCTS .................                 0     0                 0      0
   25    EXCHANGE LOSSES ..........................           -72,476   -52            -6,488    -74
   28    GAIN DUE TO MONETARY POSITION ............            28,217    20            11,780    135

   10    RESERVE FOR TAXES AND WORKERS' PROFIT SHARING         15,186   100           103,391    100
   32    INCOME TAX ...............................            50,814   335            11,092     11
   33    DEFERED INCOME TAX .......................           -35,628  -235            92,299     89
   34    WORKERS' PROFIT SHARING ..................                 0     0                 0      0
   35    DEFERED WORKERS' PROFIT SHARING ..........                 0     0                 0      0


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                        CONCEPTS                       CURRENT YEAR          PREVIOUS YEAR
RT                                                             Amount                 Amount
----------------------------------------------------------------------------------------------
47    OPERATIVE DEPRECIATION AND ACCUMULATED
       IMPAIRMENT LOSSES                                   177,241                 228,146


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                  Final Printing

REF                          CONCEPTS                      CURRENT YEAR      PREVIOUS YEAR
P
----------------------------------------------------------------------------------------------------
     YIELD
 1   NET INCOME TO NET SALES .........................        2.95%            4.73%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        5.39%            6.57%
 3   NET INCOME TO TOTAL ASSETS (**) .................        2.72%            2.66%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00%            0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...      -20.27%           -5.10%

     ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................        0.64 times       0.59 times
 7   NET SALES TO FIXED ASSETS (**) ..................        7.05 times       7.92 times
 8   INVENTORIES ROTATION (**) .......................        9.25 times      11.16 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      156.20 days      146.81 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        8.27%            4.00%

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       56.35%           59.42%
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.29 times       1.46 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       60.57%           65.68%
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      253.30%          270.20%
15   OPERATING INCOME TO INTEREST PAID ...............        0.90 times       3.45 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        1.14 times       0.99 times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.74 times       1.52 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.55 times       1.40 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.96 times       0.95 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       43.59%           51.70%

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        7.03%            9.33%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................       61.45%          -21.90%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       11.04 times      -5.52 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................      100.21%           99.29%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................       -0.21%            0.71%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       82.02%          110.20%


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.B. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

  REF                          CONCEPTS                      CURRENT YEAR                      PREVIOUS YEAR
D                                                                 Amount                            Amount
---------------------------------------------------------------------------------------------------------------------

1    BASIC PROFIT PER ORDINARY SHARE (**) .........         Ps.       1.30                   Ps.       1.63
2    BASIC PROFIT PER PREFERENT SHARE (**) ........         Ps.       0.00                   Ps.       0.00
3    DILUTED PROFIT PER ORDINARY SHARE (**) .......         Ps.       0.00                   Ps.       0.00
4    CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**) ...................................         Ps.       2.23                   Ps.       2.42
5    EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ..         Ps.       0.00                   Ps.       0.00
6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ..         Ps.       0.00                   Ps.       0.00
7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ..         Ps.       0.00                   Ps.       0.00
8    CARRYING VALUE PER SHARE .....................         Ps.      24.10                   Ps.      22.78
9    CASH DIVIDEND ACUMULATED PER SHARE ...........         Ps.       0.00                   Ps.       0.00
10   DIVIDEND IN SHARES PER SHARE .................                   0.00 shares                      0.00 shares
11   MARKET PRICE TO CARRYING VALUE ...............                   1.77 times                       1.53 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
      SHARE (**) ..................................                  32.80 times                      21.36 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
      SHARE (**) ..................................                   0.00 times                       0.00 times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A.b. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                   CURRENT YEAR      PREVIOUS YEAR
C                                                               Amount            Amount

        1   CONSOLIDATED NET INCOME ......................     139,228           230,775
        2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
            REQUIRE USING CASH ...........................     191,908           224,358
        3   CASH FLOW FROM NET INCOME OF THE YEAR ........     331,136           455,133
        4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....   2,896,145        -1,068,097
        5   CASH GENERATED (USED) IN OPERATING ACTIVITIES    3,227,281          -612,964
        6   CASH FLOW FROM EXTERNAL FINANCING ............  -3,514,165           619,821
        7   CASH FLOW FROM INTERNAL FINANCING ............       7,370             4,449
        8   CASH FLOW GENERATED (USED) BY FINANCING ......  -3,506,795           624,270
        9   CASH FLOW GENERATED (USED) IN INVESTMENT
            ACTIVITIES ...................................    -354,693          -155,060
       10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
            INVESTMENTS ..................................    -634,207          -143,754
       11   CASH AND SHORT-TERM INVESTMENTS AT THE
            BEGINNING OF PERIOD ..........................   5,159,011         6,582,064
       12   CASH AND SHORT-TERM INVESTMENTS AT THE END
            OF PERIOD ....................................   4,524,804         6,438,310





                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                     CURRENT YEAR   PREVIOUS YEAR
C                                                                  Amount          Amount
--------------------------------------------------------------------------------------------
        2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
            USING CASH .....................................       191,908        224,358
       13   + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...       177,241        223,825
       41   + (-) OTHER ITEMS ..............................        14,667            533

        4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .......     2,896,145     -1,068,097
       18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE      5,517,040       -776,967
       19   + (-) DECREASE (INCREASE) IN INVENTORIES .......      -480,345       -208,280
       20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
            RECEIVABLE .....................................    -2,175,579     -1,027,187
       21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..       248,012        363,380
       22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .      -212,983        580,957

        6   CASH FLOW FROM EXTERNAL FINANCING ..............    -3,514,165        619,821
       23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ...       245,178        434,795
       24   + LONG-TERM BANK AND STOCK MARKET FINANCING ....        20,820         24,301
       25   + DIVIDEND RECEIVED ............................             0              0
       26   + OTHER FINANCING ..............................        65,117         31,408
       27   (-) BANK FINANCING AMORTIZATION ................    -3,883,216        -16,463
       28   (-) STOCK MARKET AMORTIZATION ..................             0              0
       29   (-) OTHER FINANCING AMORTIZATION ...............             0              0
       42   + (-) OTHER ITEMS ..............................        37,936        145,780

        7   CASH FLOW FROM INTERNAL FINANCING ..............         7,370          4,449
       30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....         7,370          4,449
       31   (-) DIVIDENS PAID ..............................             0              0
       32   + PREMIUM ON SALE OF SHARES ....................             0              0
       33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....             0              0
       43   + (-) OTHER ITEMS ..............................             0              0

        9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
            ACTIVITIES .....................................      -354,693       -155,060
       34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
            OF A PERMANENT NATURE ..........................             0           -117
       35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT      -290,921       -170,880
       36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......             0              0
       37   + SALE OF OTHER PERMANENT INVESTMENTS ..........         3,327            464
       38   + SALE OF TANGIBLE FIXED ASSETS ................        26,906         44,168
       39   + (-) OTHER ITEMS ..............................       -94,005        -28,695